UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resolution on Cash Dividend

1. Dividend category		Interim dividend

2. Dividend amount per share (Won)	Common Stock	1,000
	Preferred Stock	—

3. Market dividend rate (%)	Common Stock	0.48
	Preferred Stock	—

4. Total amount of dividend payment (Won)		72,629,160,000

5. Record date		June 30, 2016

6. Dividend payment date		—

7. Date of the general shareholders’ meeting		—

8. Date of the resolution by the Board of Directors		July 28, 2016

Attendance of external directors	Present	4
	Absent	0

9. Other noteworthy matters

•	As for Item 6 above, dividends will be paid out by no later than August 17, 2016, pursuant to the Financial Investment Securities and Capital Markets Act of Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Sunghyung Lee
(Signature)
	Name:	Sunghyung Lee
	Title:	Senior Vice President
Date: July 28, 2016

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